NOTICE OF AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The Management of Claude Resources Inc. is responsible for the preparation of the accompanying unaudited interim consolidated financial statements. The unaudited interim consolidated financial statements are considered by Management to present fairly the financial position, operating results and cash flows of the Company.

The Company's independent auditor has not performed a review of these financial statements, in accordance with standards established by the Canadian Institute of Chartered Accountants. These unaudited interim consolidated financial statements include all adjustments, consisting of normal and recurring items that Management considers necessary for a fair presentation of the consolidated financial position, results of operations and cash flows.

Neil McMillan	Rick Johnson, CA
Chief Executive Officer	Chief Financial Officer

Date: November 7, 2012

Condensed Consolidated Interim Statements of Financial Position

(In Thousands of Canadian Dollars - Unaudited)

		SEPTEMBER 30	DECEMBER 31
	Note	2012	2011
Assets
Cash and cash equivalents		$56	$2,529
Short-term investments		-	33,168
Accounts receivable		536	2,714
Inventories	6	21,767	13,366
Prepaid expenses and deposits		385	227
Current assets		22,744	52,004

Mineral properties		203,999	149,794
Deferred income tax asset		-	998
Investments	7	569	2,854
Deposits for reclamation costs	8	2,237	2,237
Non-current assets		206,805	155,883
Total assets		$229,549	$207,887

Liabilities
Accounts payable and accrued liabilities		$7,914	$5,737
Loans and borrowings	10	17,322	3,015
Net royalty obligation	9	877	854
Current liabilities		26,113	9,606

Loans and borrowings	10	648	11,238
Deferred income tax liability		607	-
Net royalty obligation	9	3,461	4,435
Decommissioning and reclamation	8	9,848	9,713
Non-current liabilities		14,564	25,386

Shareholders' equity
Share capital		193,189	180,531
Contributed surplus		6,103	4,796
Accumulated deficit		(9,925)	(13,071)
Accumulated other comprehensive income (loss)		(495)	639
Total shareholders' equity		188,872	172,895
Total liabilities and shareholders' equity		$229,549	$207,887

See accompanying notes to condensed consolidated interim financial statements.

On behalf of the Board:

Ted J. Nieman	Ronald J. Hicks, CA
Chairman	Chairman, Audit Committee

Condensed Consolidated Interim Statements of Income

(In Thousands of Canadian Dollars, except per share amounts - Unaudited)

		Three Months Ended		Nine Months Ended
		SEPTEMBER 30		SEPTEMBER 30
	Note	2012	2011	2012	2011

Revenue		$23,422	$18,203	$59,565	$49,764

Mine Operating:
Production costs		12,955	9,488	38,070	27,143
Depreciation and depletion		4,172	2,895	11,324	7,463
		17,127	12,383	49,394	34,606
Gross profit		6,295	5,820	10,171	15,158

General and administrative		1,663	1,213	6,131	4,275
Finance expense		439	2,191	1,083	2,731
Finance and other income		(213)	(227)	(1,297)	(1,395)
(Gain) loss on investments		174	-	(620)	(109)
		2,063	3,177	5,297	5,502

Profit before income tax		4,232	2,643	4,874	9,656

Deferred income tax expense		1,274	-	1,728	-

Net profit		$2,958	$2,643	$3,146	$9,656

Net earnings per share
Basic and diluted	12
Net earnings		$0.02	$0.02	$0.02	$0.06

Basic		173,746	163,911	172,660	153,268
Diluted		173,819	166,759	173,094	157,193

See accompanying notes to condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Comprehensive Income

(In Thousands of Canadian Dollars - Unaudited)

	Three Months Ended		Nine Months Ended
	SEPTEMBER 30		SEPTEMBER 30
	2012	2011	2012	2011

Net profit	$2,958	$2,643	$3,146	$9,656

Other comprehensive income (loss)
Loss (gain) on available-for-sale securities transferred to profit	174	-	(620)	(109)
Unrealized gain (loss) on available-for-sale securities	(248)	24	(514)	(2,137)
Other comprehensive income (loss)	(74)	24	(1,134)	(2,246)
Total comprehensive income	$2,884	$2,667	$2,012	$7,410

See accompanying notes to condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Shareholders' Equity

(In Thousands of Canadian Dollars - Unaudited)

	Three Months Ended		Nine Months Ended
	SEPTEMBER 30		SEPTEMBER 30
	2012	2011	2012	2011

Share Capital
Balance, beginning of period	$193,189	$178,991	$180,531	$122,751
Common shares and warrants issued	-	198	12,392	56,189
Transfers from contributed surplus	-	7	266	256
Balance, end of period	$193,189	$179,196	$193,189	$179,196

Contributed Surplus
Balance, beginning of period	$5,744	$3,765	$4,796	$3,089
Stock-based compensation	359	276	1,654	1,201
Transfers to share capital	-	(7)	(266)	(256)
Other	-	-	(81)	-
Balance, end of period	$6,103	$4,034	$6,103	$4,034

Accumulated Deficit
Balance, beginning of period	$(12,883)	$(15,512)	$(13,071)	$(22,525)
Net profit	2,958	2,643	3,146	9,656
Balance, end of period	$(9,925)	$(12,869)	$(9,925)	$(12,869)

Accumulated Other Comprehensive Income (Loss)
Balance, beginning of period	$(421)	$483	$639	$2,753
Other comprehensive income (loss)	(74)	24	(1,134)	(2,246)
Balance, end of period	$(495)	$507	$(495)	$507

Shareholders' equity, end of period	$188,872	$170,868	$188,872	$170,868

See accompanying notes to condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Cash Flows

(In Thousands of Canadian Dollars - Unaudited)

	Three Months Ended		Nine Months Ended
	SEPTEMBER 30		SEPTEMBER 30
	2012	2011	2012	2011

Cash flows from (used in) operating activities

Net profit	$2,958	$2,643	$3,146	$9,656
Adjustments for non-cash items:
Depreciation and depletion	4,172	2,895	11,324	7,463
Finance expense	97	96	291	263
Finance and other income	(472)	(282)	(1,123)	(827)
Gain (loss) on investments	174	-	(620)	(109)
Stock-based compensation	359	276	1,654	1,201
Deferred income tax expense	1,274	-	1,728	-

Net changes in non-cash operating working capital:
Accounts receivable	5,047	(6,496)	2,178	(7,807)
Inventories	4,222	1,941	(8,083)	(8,296)
Prepaid expenses and deposits	(142)	26	(158)	358
Accounts payable and accrued liabilities	(3,714)	(593)	2,177	3,013
Cash provided by operating activities	13,975	506	12,514	4,915

Cash flows from investing activities:
Additions to mineral properties	(11,236)	(11,110)	(52,251)	(37,525)
Restricted cash	-	-	-	4,389
Decrease (increase) in investments	244	12,028	33,333	(23,852)
Cash from (used in) investing activities	(10,992)	918	(18,918)	(56,988)

Cash flows from financing activities:
Proceeds from issue of common shares and warrants, net of issue costs	-	198	371	56,189
Debenture redemption	-	-	-	(87)
Bank indebtedness	(1,625)	-	-	-
Demand loans:
Proceeds	-	-	7,224	-
Repayments	(820)	(402)	(2,040)	(1,365)
Obligations under finance lease:
Proceeds	-	-	-	4,077
Repayments	(482)	(683)	(1,624)	(1,948)
Cash from (used in) financing activities	(2,927)	(887)	3,931	56,866

Increase (decrease) in cash and cash equivalents	56	537	(2,473)	4,793
Cash and cash equivalents, beginning of period	-	10,657	2,529	6,401
Cash and cash equivalents, end of period	$56	$11,194	$56	$11,194

See accompanying notes to condensed consolidated interim financial statements.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2012 and 2011
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

1.	Corporate Information:

Claude Resources Inc. (“Claude” or the “Company”) is a company domiciled in Canada. The address of the Company’s registered office is at 1500, 410 – 22nd Street East, Saskatoon, Saskatchewan, S7K 5T6. Its principal office is located at 200, 224 – 4th Avenue South, Saskatoon, Saskatchewan, S7K 5M5.

Claude Resources Inc. is a gold producer whose shares are listed on both the Toronto Stock Exchange (TSX-CRJ) and the NYSE MKT (NYSE MKT-CGR). The Company is also engaged in the exploration and development of gold mineral reserves and mineral resources. The Company’s entire asset base is located in Canada. Its revenue generating asset is the 100 percent owned Seabee Gold Operation, located in northern Saskatchewan. Claude also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan and 100 percent of the Madsen Property in the Red Lake gold camp of northwestern Ontario.

2.	Basis of Preparation:

STATEMENT OF COMPLIANCE

These unaudited condensed consolidated interim financial statements for the period ended September 30, 2012 have been prepared in accordance with International Accounting Standard 34 (“IAS 34”), Interim Financial Reporting. These unaudited condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Company’s 2011 annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

These unaudited condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on November 7, 2012.

BASIS OF MEASUREMENT

These unaudited condensed consolidated interim financial statements have been prepared on the historical cost basis except for derivative financial instruments and available-for-sale financial assets, which are measured at fair value.

FUNCTIONAL CURRENCY

These unaudited condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest thousand, except per share amounts or as otherwise noted.

USE OF ESTIMATES AND JUDGMENTS

The preparation of the Company’s unaudited condensed consolidated interim financial statements in conformity with IFRS requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses and disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Significant judgments, estimates and assumptions are related to the useful lives and recoverability of mineral properties and deferred income tax assets, valuation of inventory, provisions for decommissioning and reclamation, financial instruments and mineral reserves.

Although these estimates are based on Management’s best knowledge of the amount, events or actions, actual results ultimately may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The accounting judgments, estimates and assumptions, and their application to accounting policies, that have the most significant effect on the amounts recognized in the unaudited condensed consolidated interim financial statements of the Company are consistent with those outlined in the Company’s annual consolidated financial statements and notes thereto for the year ended December 31, 2011.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2012 and 2011
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

3.	Significant Accounting Policies:

These unaudited condensed consolidated interim financial statements are prepared using accounting policies consistent with the Company’s annual consolidated financial statements and notes thereto for the year ended December 31, 2011. The accounting policies utilized by Management for the Company and its wholly owned subsidiaries have been applied consistently to all periods presented in these unaudited condensed consolidated interim financial statements, unless otherwise indicated.

4.	Accounting Standards:

Future Changes in Accounting Policies

Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”), was issued by the IASB on November 12, 2009 and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company is currently evaluating the impact of IFRS 9 on its financial statements.

Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements. This new standard defines the principle of control and establishes control as the basis for determining which entities are included in consolidated financial statements. The principle of control is based on three criteria: power over the investee; exposure to variable returns from involvement in the investee; and the ability of the investor to use its power to affect the amount of its returns. The standard requires control of an investee to be reassessed when the facts and circumstances indicate that there have been changes to one or more of the criteria for determining control. This new standard supersedes the requirements relating to consolidated financial statements in IAS 27, Consolidated and Separate Financial Statements (as amended in 2009) and SIC-12, Consolidation – Special Purpose Entities. IFRS 10 is effective for the Company beginning on January 1, 2013, with early adoption permitted. The Company does not expect the adoption of this standard to have a material impact on its financial statements.

Joint Arrangements

IFRS 11, Joint Arrangements, was issued by the IASB in May 2011 and is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures. Parties to a joint operation retain the rights and obligations to individual assets and liabilities of the operation, while parties to a joint venture have rights to the net assets of the venture. Any arrangement which is not structured through a separate entity or is structured through a separate entity but such separation is ineffective such that the parties to the arrangement have rights to the assets and obligations for the liabilities will be classified as a joint operation. Joint operations shall be accounted for in a manner consistent with jointly controlled assets and operations whereby the Company’s contractual share of the arrangement’s assets, liabilities, revenues and expenses are included in the consolidated financial statements. Any arrangement structured through a separate vehicle that does effectively result in separation between the Company and the arrangement shall be classified as a joint venture and accounted for using the equity method of accounting. Under the existing IFRS standard, the Company has the option to account for any interests it has in joint ventures using proportionate consolidation or equity accounting. The extent of the impact of adoption of IFRS 11 has not yet been determined by the Company.

Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12, Disclosure of Interests in Other Entities. This new standard requires enhanced disclosures about an entity’s interest in subsidiaries, joint arrangements, associates and unconsolidated structured entities. IFRS 12 contains new disclosure requirements for interests the Company has in subsidiaries, joint arrangements, associates and unconsolidated structured entities. Required disclosures aim to provide readers of the financial statements with information to evaluate the nature of and risks associated with the Company’s interests in other entities and the effects of those interests on the Company’s financial statements. IFRS 12 is effective for the Company beginning on January 1, 2013. It is expected that IFRS 12 will increase the current level of disclosure related to the Company’s interests in other entities upon adoption.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2012 and 2011
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

Fair Value Measurement

In May 2011, the IASB published IFRS 13, Fair Value Measurement, which is effective prospectively for annual periods beginning on or after January 1, 2013. IFRS 13 replaces fair value measurement guidance contained in individual IFRSs, providing a single source of fair value measurement guidance. The standard provides a framework for measuring fair value and establishes new disclosure requirements to enable readers to assess the methods and inputs used to develop fair value measurements and for recurring valuations that are subject to measurement uncertainty, the effect of those measurements on the financial statements. The Company intends to adopt IFRS 13 prospectively in its financial statements for the annual period beginning on January 1, 2013. The extent of the impact of adoption of IFRS 13 has not yet been determined.

Presentation of Financial Statements

In June 2011, the IASB issued an amendment to IAS 1, Presentation of Items of OCI: Amendments to IAS 1 Presentation of Financial Statements. The amendments stipulate the presentation of net profit and OCI and also require the Company to group items within OCI based on whether the items may be subsequently reclassified to profit or loss. Amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012. The Company does not expect the adoption of the amendments to this standard to have a material impact on its financial statements.

Investments in Associates and Joint Ventures

In May 2011, the IASB issued amendments to IAS 28, Investments in Associates and Joint Ventures, which are effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. Amendments to IAS 28 provide additional guidance applicable to accounting for interests in joint ventures or associates when a portion of an interest is classified as held for sale or when the Company ceases to have joint control or significant influence over an associate or joint venture. When joint control or significant influence over an associate or joint venture ceases, the Company will no longer be required to re-measure the investment at that date. When a portion of an interest in a joint venture or associate is classified as held for sale, the portion not classified as held for sale shall be accounted for using the equity method of accounting until the sale is completed at which time the interest is reassessed for prospective accounting treatment. The Company does not expect the amendments to IAS 28 to have a material impact on the financial statements.

Offsetting Financial Assets and Liabilities

In December 2011, the IASB published Offsetting Financial Assets and Financial Liabilities and issued new disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The amendments to IAS 32 clarify that an entity currently has a legally enforceable right to set-off if that right is not contingent on a future event, and enforceable both in the normal course of business and in the event of default, insolvency or bankruptcy of the entity and all counterparties. The amendments to IAS 32 also clarify when a settlement mechanism provides for net settlement or gross settlement that is equivalent to net settlement. The amendments to IFRS 7 contain new disclosure requirements for financial assets and liabilities that are offset in the statement of financial position, or subject to master netting arrangements or similar arrangements. The effective date for the amendments to IAS 32 is annual periods beginning on or after January 1, 2014. The effective date for the amendments to IFRS 7 is annual periods beginning on or after January 1, 2013. These amendments are to be applied retrospectively. The Company does not expect the amendments to IAS 32 to have a material impact on the financial statements.

5.	Determination of Fair Values:

A number of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and or disclosure purposes based on the methods described below. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2012 and 2011
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

Investments in Equity Securities

The fair value of the Company’s available-for-sale financial assets is determined by reference to their quoted closing bid price at the reporting date.

Derivatives

The fair value of the Company’s forward exchange contracts are estimated based on appropriate price modeling commonly used by market participants. Such modeling uses discounted cash flow analysis with observable market inputs including future interest rates, implied volatilities and the credit risk of the Company or the counterparties as appropriate, with resulting valuations periodically validated through third-party or counterparty quotes.

Share-based payment transactions

The fair value of issuances under the Company’s employee share purchase plan, and stock option plan are measured using the Black-Scholes option pricing model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behavior) and the risk-free interest rate (based on government bonds).

6.	Inventories:

Details of the Company’s inventories are as follows:

	SEPT 30	DEC 31
	2012	2011

Gold in-circuit (1) (2)	$3,556	$3,128
Stockpiled ore (1) (2)	506	265
Materials and supplies (3)	17,705	9,973
Inventories	$21,767	$13,366

(1)	For the period ended September 30, 2012, depreciation and depletion of $1.1 million is included in the above noted balances (December 31, 2011 - $0.7 million).
(2)	For the year ended December 31, 2011, the Company wrote-down $0.5 million of gold inventory.
(3)	There was no write-down or reversal of write-down of materials and supplies inventory for the period ended September 30, 2012. For the year ended December 31, 2011, the Company wrote-down $0.2 million of materials and supplies inventory.

7.	Investments:

	SEPT 30	DEC 31
	2012	2011

Available-for-sale securities, beginning of year	$2,854	$4,328
Disposition of available-for-sale securities	(1,713)	(197)
Acquisition of available-for-sale securities (1)	146	1,131
Permanent write-down of available-for-sale securities	(174)	(74)
Unrealized gain (loss) on available-for-sale securities	(544)	(2,334)
Available-for-sale securities, end of period	$569	$2,854

(1)	The acquisition in 2012 occurred during the first quarter and related to shares in a public company received as part of the Company’s acquisition of St. Eugene Mining. The acquisition in 2011 related to shares in a public company received as settlement for Claude’s disposition of a mineral property interest.

At September 30, 2012, the Company reviewed its portfolio of available-for-sale securities in order to assess whether there was objective evidence of impairment. Factors considered in the Company’s assessment included the length of time and extent which to fair value was below cost and current conditions specific to the investment. Utilizing these factors, the Company determined that certain of its available-for-sale securities had objective evidence of impairment and were written down.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2012 and 2011
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

By holding these available-for-sale securities, the Company is exposed to various risk factors including market price risk and liquidity risk (Note 13).

8.	Decommissioning and reclamation:

The Company’s decommissioning and reclamation costs consists of reclamation and closure costs. Mineral property obligations were determined using discount rates ranging from 1.73 to 3.35 percent. Expected undiscounted payments of future obligations are $11.1 million over the next 7 to 16 years. Year to date, an accretion expense component of $0.1 million has been charged in the period ending September 30, 2012, augmented by revisions made to the decommissioning and reclamation costs, resulting in an increase in the overall carrying amount of the provision. Changes to the provision during the period ended September 30, 2012 are as follows:

	SEPT 30	DEC 31
	2012	2011

Decommissioning and reclamation provision, beginning of year	$9,713	$4,810
Accretion	134	166
Revisions due to change in estimates and discount rate	1	4,737
Decommissioning and reclamation provision, end of period	$9,848	$9,713

As required by regulatory authorities, the Company has provided letters of credit as security for reclamation related to the Madsen and Seabee properties in the amounts of $0.7 million (December 31, 2011 - $0.7 million) and $1.5 million (December 31, 2011 - $1.5 million), respectively. As security for these letters of credit, the Company has provided investment certificates in the amount of $2.2 million (December 31, 2011 - $2.2 million).

9.	Net Royalty Obligation:

(a) Royalty Agreements

During each of 2004, 2005, 2006 and 2007, the Company entered into separate Royalty Agreements (“Agreements”) whereby it sold a basic royalty on a portion of the gold production at its Seabee Gold Operation. The Company received cash consideration consisting of royalty income, indemnity fee income and interest income.

Under the terms of the Agreements, the Company is required to make royalty payments at fixed amounts per ounce of gold produced; these amounts vary over the term of the respective Agreements. A portion of the cash received at the inception of the respective agreements was placed with a financial institution; in return, the Company received a restricted promissory note. Interest earned from the restricted promissory notes and a portion of the principal must be used to fund the expected basic royalty payments during the first ten years of each agreement. Over the life of the royalty agreements, interest earned and principal from the restricted promissory notes will be sufficient to fund the expected basic royalty payments.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2012 and 2011
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

The Company and all of the counterparties have the legal right of offset and the intention to settle on a net basis. As such, the Company has presented these transactions on a net basis on the Statements of Financial Position.

	Note	2004 Agreement	2005 Agreement	2006 Agreement	2007 Agreement	Total

Restricted Promissory Notes

Principal Balance (1)	(b)	6,863	14,508	36,684	26,055	84,110
Interest receivable (1)		309	542	1,600	1,136	3,587
Interest Rate		6 percent	6 percent	7 percent	7 percent
Maturity		DEC 10, 2014	FEB 15, 2015	FEB 15, 2016	FEB 15, 2017

Royalty Payments

Royalty Rate per ounce of gold produced (2)		$13.29 to $24.53	$23.15 to $112.45	$61.59 to $198.95	$35.34 to $147.05
Royalty payable (current) (1)	(b)	228	486	1,591	1,122	3,427
Royalty obligation payable (long-term) (1)	(b)	7,043	14,791	36,745	26,194	84,773

Net Profit Interest	(c)	-	-	-	-	-

Applicable years		2010-2014	2011-2015	2012-2016	2013-2017
Percent		2.50, 3.00 or 4.00	1.00, 2.00 or 3.00	3.75, 4.00 or 4.25	3.50, 3.70 or 3.90
Price of gold thresholds		$800, $900 or $1,200	$875, $1,075 or $1,275	$975, $1,175 or $1,375	$1,250, $1,500 or $1,675

(1)	At September 30, 2012.
(2)	Over the remaining life of the respective agreements.

(b) Net Royalty Obligation

The following schedule outlines the different components of the transaction that are presented net on the Company’s consolidated Statements of Financial Position:

	SEPT 30	DEC 31
	2012	2011

Current portion

Assets
Interest receivable on Restricted promissory notes	$3,587	$4,953

Liabilities
Current portion of deferred revenue	1,037	996
Interest payable on royalty obligations	3,427	4,811
	$4,464	$5,807

Net royalty obligation (current)	(877)	(854)

Long-term portion

Assets
Restricted promissory notes	$84,110	$84,037

Liabilities
Deferred revenue	2,798	3,586
Royalty obligation	84,773	84,886
	$87,571	$88,472

Net royalty obligation (long-term)	(3,461)	(4,435)

Net royalty obligation	$(4,338)	$(5,289)

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2012 and 2011
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

The interest income and the indemnity fees received by the Company are being amortized into income over the prepayment period and the life of the respective agreements. The interest income and the indemnity fees are netted against interest expense and are reflected in “Financing expense” on the consolidated statement of income.

(c) NPI Payment

In addition to the royalty, the Company granted a net profit interest (“NPI”) of varying percentages, payable only if gold prices exceed a pre-determined threshold. Prior to any NPI payment, the Company is entitled to first recover the NPI expenditures (including capital expenditures), working capital, operating losses, interest charges and asset retirement obligations relating to the production of ore at the Seabee Operation. These expenditures are calculated on a cumulative basis from the commencement of the individual agreements. At September 30, 2012, the cumulative carry forward amounts remained in a deficiency position under each of the agreements and no payments are expected during 2012 or 2013.

(d) Call and Put

Under certain circumstances, a 100 percent owned subsidiary of Claude will have the right to purchase (“Call”) the equity of the holder of the royalties or right to receive the royalties at an amount no greater than the fair market value thereof at the time of the Call. The Call price will be paid from the balance owing to the Company under the promissory notes. Under certain circumstances, the purchaser of the royalties will have the right to sell (“Put”) their interest in the royalty to the Company at an amount no greater than the fair market value thereof at the time of the Put. However, such right is subject to the subsidiary of Claude’s pre-emptive right to exercise the Call in advance of any Put being exercised and completed.

10.	Loans and Borrowings:

This note provides information about the contractual terms of the Company’s interest-bearing loans and borrowings, which are measured at amortized cost. For more information about the Company’s exposure to interest rate and liquidity risk, see Note 13.

		SEPT 30	DEC 31
		2012	2011

Current liabilities
Demand loans	(a)	$6,081	$896
Current portion of finance lease liabilities	(b)	1,633	2,119
Debenture	(c)	9,608	-
		$17,322	$3,015

Non-current liabilities
Finance lease liabilities	(b)	$648	$1,786
Debenture	(c)	-	9,452
		$648	$11,238

(a) Demand Loans

Terms and conditions of the Company’s outstanding demand loans are as follows:

	SEPT 30	DEC 31
	2012	2011

Demand loan, repayable in monthly payments of $83,371 including interest at 4.575 percent, due November 2012	$163	$896
Demand loans, repayable in consecutive monthly blended payments of $214,893 including interest at prime plus 1.50 percent, due between January and April 2015	5,918	-
	$6,081	$896

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2012 and 2011
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

The demand loans are secured by a general security agreement covering all assets of the Company.

(b) Finance Lease Liabilities

Obligations under finance leases bear interest between 5.4 percent and 8.0 percent per annum, are due from 2013 to 2014 and are secured by the leased equipment. The estimated principal repayments on the leases are as follows: 2012 - $1,633; and 2013 - $648.

	Present Value of		Future Value of
	Minimum Lease		Minimum Lease
	Payments	Interest	Payments
	SEPT 30	SEPT 30	SEPT 30
	2012	2012	2012

Less than one year	$1,633	$80	$1,713
Between one and five years	648	9	657
More than five years	-	-	-
	$2,281	$89	$2,370

	Present Value of		Future Value of
	Minimum Lease		Minimum Lease
	Payments	Interest	Payments
	DEC 31	DEC 31	DEC 31
	2011	2011	2011

Less than one year	$2,119	$154	$2,273
Between one and five years	1,786	58	1,844
More than five years	-	-	-
	$3,905	$212	$4,117

The Company’s finance leases are secured by a general security agreement.

(c) Debenture

The debenture bears a 12 percent annual interest rate, is due May 23, 2013 and requires monthly interest only payments. Upon entering into the debenture indenture agreement, debenture holders received warrants in the amount of 10 percent of the debenture purchase (Note 11). Each warrant entitles the holder to acquire one common share of the Company at an exercise price of $1.60 per common share until May 23, 2013. The value of the warrants associated with the debenture on the date of issuance was $0.6 million.

During 2009, the Company repaid $8.3 million of the outstanding debentures, representing principal plus unpaid interest thereon up to the repayment date. During 2011, the Company repaid $0.1 million of the outstanding debentures, representing principal plus unpaid interest thereon up to the repayment date. A total of $9.8 million in face value of debentures remain outstanding at September 30, 2012.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2012 and 2011
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

The balance of the debentures outstanding is amortized using the effective interest rate method at an effective rate of 14.7 percent over the remaining term of the debentures.

	SEPT 30	DEC 31
	2012	2011

Debenture payable, beginning of year	$9,452	$9,344
Amortized cost of debenture redemption	-	(87)
Amortization of debt issue costs	156	195
Debenture payable, end of period	$9,608	$9,452

Debenture payable, current portion	$9,608	$-
Debenture payable, long-term portion	$-	$9,452

As at September 30, 2012, the Company’s outstanding debentures are due in less than one year. As such, this balance has been classified as a current liability.

The debentures are secured by a general security agreement covering all of the Company's assets, except those subordinated to bank debt.

(d) Other

The Company has a $5.0 million operating line of credit which bears interest at prime plus 1.125 percent; the prime rate at September 30, 2012 was 3 percent. These funds are available for general corporate purposes.

11.	Share Capital:

AUTHORIZED

The authorized share capital of the Company consists of an unlimited number of common shares and two classes of unlimited preferred shares issuable in series.

The first preferred shares are issuable in series and rank ahead of the second preferred shares and the common shares in respect of dividend payment, dissolution or any other distribution of assets. The other rights, privileges, restrictions and conditions attached to each series of the first preferred shares are fixed by the Board of Directors at the time of creation of such series.

The second preferred shares are issuable in series and rank ahead of the common shares in respect of dividend payment, dissolution or any other distribution of assets. The other rights, privileges, restrictions and conditions attached to each series of the second preferred shares are fixed by the Board of Directors at the time of creation of such series.

The common shares of the Company are entitled to vote at all meetings of the shareholders and, upon dissolution or any other distribution of assets, to receive such assets of the Company as are distributable to the holders of the common shares.

Issue of Shares:

During the first nine months of 2012, the Company issued 338,676 and 75,402 common shares pursuant to the Company’s Employee Share Purchase Plan and the Company’s Stock Option plan, respectively. The Company also issued an additional 8,701,255 common shares pursuant to a Plan of Arrangement whereby Claude acquired all of the outstanding common shares of St. Eugene Mining Corporation Limited that it did not already own.

The Company has the following equity-settled plans:

Employee Share Purchase Plan (“ESPP”)

The ESPP was established to encourage employees to purchase Company common shares. Under the plan, eligible employees may contribute up to five percent of their basic annual salary and the Company shall contribute common shares in an amount equal to 50 percent of the employee’s contribution. Shares of the Company are issued to employees based on a weighted average market price over a specific period. The maximum number of common shares of the Company available for issue under this ESPP is five percent of the Company’s common shares outstanding.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2012 and 2011
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

During the third quarter of 2012, compensation expense recognized in respect of the ESPP was $0.07 million (Q3 2011 - $0.04 million). Year to date, the compensation expense recognized in respect of the ESPP was $0.2 million (YTD 2011 - $0.1 million). This compensation expense has been included in General and administrative expense in the Consolidated Statements of Income.

Stock Option Plan

The Company has established a stock option plan under which options may be granted to directors, officers and key employees. The maximum number of common shares available for option under the stock option plan is nine percent of the Company’s common shares outstanding. Options granted have an exercise price of the Company’s prior day’s closing price quoted on the TSX for the common shares Claude. All options are settled by physical delivery of shares. Vesting periods of options granted under the Company’s stock option plan vary on a grant by grant basis, at the discretion of the Company’s Board of Directors. Grants to Employees have a term to expiry of 7 to 10 years and typically have a vesting term of 3 to 5 years. Grants to Directors have a term to expiry of 7 to 10 years and vest immediately.

Options outstanding under this plan at September 30, 2012 and December 31, 2011 and their weighted average exercise prices are as follows:

		Weighted		Weighted
	SEPT 30	Average	DEC 31	Average
	2012	Exercise	2011	Exercise
	Options	Price	Options	Price

Beginning of period	5,484,250	$1.57	3,916,737	$1.15
Options granted	1,721,290	1.08	2,478,768	2.06
Options exercised	(75,402)	0.78	(648,667)	0.75
Options forfeited	(281,611)	1.82	(241,876)	1.86
Options expired	(30,000)	1.71	(20,712)	1.04
End of period	6,818,527	$1.45	5,484,250	$1.57

The weighted average share price at the date of exercise for share options exercised during the first nine months of 2012 was $1.02 (December 31, 2011: $1.84).

For director and employee options outstanding at September 30, 2012, the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life are as follows:

	Options Outstanding			Options Exercisable
Option Price Per Share	Quantity	Weighted Average Remaining Life	Weighted Average Exercise Price	Quantity	Weighted Average Remaining Life	Weighted Average Exercise Price
$0.50 - $1.00	1,164,845	6.34	$0.73	798,179	6.15	$0.76
$1.01 - $1.50	2,643,731	6.11	1.20	2,199,898	6.04	1.19
$1.51 - $2.00	2,442,000	7.32	1.86	1,423,000	6.30	1.80
$2.01 - $2.38	567,951	8.07	2.30	338,903	7.78	2.26
	6,818,527	6.75	$1.45	4,759,980	6.26	$1.38

The foregoing options have expiry dates ranging from November 29, 2012 to December 8, 2021.

The weighted average fair value of stock options granted during the nine months ended September 30, 2012 was $1.08 and was estimated using the Black-Scholes option pricing model with assumptions of a 5.46 year weighted average expected option life, a two to four percent expected forfeiture rate, 65 percent to 76 percent volatility (YTD Q3 2011 – 68 percent to 74 percent) and interest rates ranging from 1.1 percent to 1.8 percent (YTD Q3 2011 – 2.2 percent to 3.1 percent).

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2012 and 2011
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

For the period ended September 30, 2012, the compensation expense recognized in respect of stock options was $0.3 million (Q3 2011 - $0.2 million). Year to date, the compensation expense recognized in respect of stock options was $1.4 million (YTD Q3 2011 - $1.1 million). This compensation expense has been included in General and administrative expenses in the Consolidated Statements of Income.

The expected volatility used in the Black-Scholes option pricing model is based on the historical volatility of the Company’s shares.

The Company has the following cash-settled plan:

Deferred Share Unit Plan

The Company offers a deferred share unit (“DSU”) plan to non-employee Directors. A DSU is a notional unit that reflects the market value of a single common share of Claude. 50 percent of each Director’s annual retainer is paid in DSUs. Each DSU fully vests upon award. The DSUs will be redeemed for cash upon a director leaving the Company’s Board of Directors. The redemption amount will be based upon the weighted average of the closing prices of the common shares of Claude on the TSX for the last 20 trading days prior to the redemption date multiplied by the number of DSUs held by the Director.

At September 30, 2012, total DSUs held by participating Directors was 283,791 (December 31, 2011 – nil).

Year to date, the compensation expense recognized in respect of DSUs was $0.2 million (YTD 2011 - $nil). This compensation expense has been included in General and administrative expenses in the Consolidated Statements of Income.

Other:

Schedule of Warrants Outstanding

At September 30, 2012, there were 2.7 million common share purchase warrants outstanding. Each common share purchase warrant entitles the holder to acquire one common share of the Company at prices determined at the time of issue. The range of exercise prices and dates of expiration of the common share purchase warrants outstanding are as follows:

		Number			Number
		Outstanding at			Outstanding at
Price	Expiry Date	DEC 31, 2011	Granted	Expired	SEPT 30, 2012
$1.60	May 22, 2013	1,693,200	-	-	1,693,200
$0.90	November 16, 2012	1,023,000	-	-	1,023,000
$1.77	April 7, 2012	-	319,545	319,545	-
$1.77	April 12, 2012	-	10,257	10,257	-
$3.17	March 31, 2012	-	79,980	79,980	-
$4.44	March 31, 2012	-	443,812	443,812	-
		2,716,200	853,594	853,594	2,716,200

The warrants granted during 2012 relate to outstanding warrants assumed as part of the St. Eugene acquisition completed in the first quarter.

The range of exercise prices and dates of expiration of the common share purchase warrants outstanding at December 31, 2011 were as follows:

		Number			Number
		Outstanding at			Outstanding at
Price	Expiry Date	DEC 31, 2010	Exercised	Expired	DEC 31, 2011
$1.60	May 22, 2013	1,809,500	116,300	-	1,693,200
$0.83	April 9, 2011	139,321	139,321	-	-
$0.90	November 16, 2012	2,600,000	1,577,000	-	1,023,000
$1.75	December 30, 2011	6,000,000	-	6,000,000	-
		10,548,821	1,832,621	6,000,000	2,716,200

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2012 and 2011
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

12.	Earnings Per Share:

Basic earnings per share:

	Three Months Ended		Nine Months Ended
	SEPT 30	SEPT 30	SEPT 30	SEPT 30
	2012	2011	2012	2011

Net profit attributable to common shareholders	$2,958	$2,643	$3,146	$9,656
Weighted average number of common shares outstanding (basic)	173,746	163,911	172,660	153,268
Basic net earnings per share	$0.02	$0.02	$0.02	$0.06

Diluted earnings per share:

	Three Months Ended		Nine Months Ended
	SEPT 30	SEPT 30	SEPT 30	SEPT 30
	2012	2011	2012	2011

Net profit attributable to common shareholders	$2,958	$2,643	$3,146	$9,656
Weighted average number of common shares outstanding	173,746	163,911	172,660	153,268
Dilutive effect of warrants	-	1,344	109	2,112
Dilutive effect of stock options	73	1,504	325	1,813
	73	2,848	434	3,925
Weighted average number of common Shares outstanding (diluted)	173,819	166,759	173,094	157,193
Diluted net earnings per share	$0.02	$0.02	$0.02	$0.06

13.	Financial Instruments:

The Company is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital and protecting current and future Company assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Company’s Board of Directors has responsibility to ensure that an adequate financial risk management policy is established and to approve the policy.

The Company’s Audit Committee oversees Management’s compliance with the Company’s financial risk management policy, approves financial risk management programs, and receives and reviews reports on management compliance with the policy.

The types of risk exposures and the way in which such exposures are managed are as follows:

Credit Risk – The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, receivables, and commodity and currency instruments. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents and reclamation deposits with high-credit quality financial institutions. Sales of precious metals are to entities considered to be credit worthy, as evaluated through the Company’s risk management program, which includes an evaluation of new and existing customers and quarterly monitoring.

Liquidity Risk – The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company believes operating cash flows will be sufficient to fund the continued exploration at Madsen and Amisk and ongoing capital improvements at the Seabee properties for the next twelve months. The Company’s cash is invested in business accounts with quality financial institutions and is available on demand.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2012 and 2011
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

Market Risk – Market risk is the potential for loss from adverse changes in the market value of financial instruments. The level of market risk that the Company is exposed to varies depending on the composition of its derivative instrument portfolio, as well as current and expected market conditions. The significant market risk exposures to which the Company is exposed are Foreign exchange risk, Commodity price and Interest rate risk. These are discussed further below:

Foreign exchange risk – The results of the Company’s operations are subject to currency risks. The Company’s revenues from the production and sale of gold are denominated in U.S. dollars. However, the Company’s operating expenses are primarily incurred in Canadian dollars and its liabilities are primarily denominated in Canadian dollars. The Company is not exposed to material foreign exchange risk on its financial instruments.

Interest rate risk – In respect to the Company’s financial assets, the interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents, reclamation deposits and debt. In respect to financial liabilities, one of the Company’s demand loans carries a floating interest rate with the balance of Company debt at fixed interest rates. When possible, the Company will fix its interest costs to avoid variations in cash flows. Due to the greater proportion of fixed rate debt, a one percent change in interest rates would not materially impact earnings or cash flows.

Commodity price risk – The value of the Company’s mineral resources is related to the price of gold and the outlook for this mineral. Gold and precious metal prices historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors related specifically to gold. The profitability of the Company’s operations is highly correlated to the market price of gold. If the gold price declines below the cost of production at the Company’s operations, for a prolonged period of time, it may not be economically feasible to continue production. The Company is not exposed to material commodity price risk on its financial instruments.

For a $10 US$ movement in gold price per ounce, earnings and cash flow will have a corresponding movement of CDN $0.5 million, or $0.00 per share.

Fair Value - The Company has various financial instruments comprised of cash and cash equivalents, receivables, short and long-term investments, restricted promissory notes, reclamation deposits, demand loans, accounts payable and accrued liabilities, long-term debt, and royalty obligations.

For disclosure purposes, all financial instruments measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

Level 1 – Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 – Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 – Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

Claude Resources Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the nine months ended September 30, 2012 and 2011
Expressed in Thousands of Canadian Dollars, except share data or as otherwise noted

The fair values of financial assets and liabilities, together with the carrying amounts shown in the Statement of Financial Position, are as follows:

	SEPT 30		DEC 31
	2012		2011
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value

Loans and receivables
Cash and cash equivalents	$56	$56	$2,529	$2,529
Short-term investments (1)	-	-	33,168	33,168
Accounts receivable (3)	536	536	2,714	2,714
Available-for-sale financial assets
Investments (1)	569	569	2,854	2,854
Held-to-maturity
Deposits for reclamation costs	2,237	2,237	2,237	2,237
Other financial liabilities
Demand loans	6,081	6,081	896	896
Accounts payable	7,914	7,914	5,737	5,737
Net royalty obligations	4,338	4,338	5,289	5,289
Debenture (1)	9,608	9,751	9,452	9,751

(1)	Based on quoted market prices – Level 1
(2)	Based on models with observable inputs – Level 2
(3)	At September 30, 2012, there were no receivables that were past due or considered impaired.

14.	Capital Management:

The Company’s objective when managing its capital is to safeguard its ability to continue as a going concern so that it can provide adequate returns to shareholders and benefits to other stakeholders. The Company defines capital that it manages as the aggregate of its equity attributable to owners of the Company, which is comprised of issued capital, contributed surplus, accumulated deficit and accumulated other comprehensive income (loss).

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets and the Company’s working capital requirements. In order to maintain or adjust the capital structure, the Company (upon approval from its Board of Directors, as required) may issue new shares through private placements, sell assets or incur debt. The Board of Directors reviews and approves any material transaction out of the ordinary course of business, including proposals on acquisitions, major investments, as well as annual capital and operating budgets. The Company believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the nine months ended September 30, 2012. The Company is not subject to externally imposed capital requirements.

The Company utilizes a combination of short-term and long-term debt and equity to finance its operations and exploration.

			SEPT 30	DEC 31
	Interest	Maturity	2012	2011

Demand loan	4.575%	Nov/2012	$163	$896
Demand loans	Prime + 1.50%	Jan – Apr/2015	5,918	-
Debenture	12.00%	May/2013	9,608	9,452
Total debt			$15,689	$10,348

Shareholders’ equity			188,872	172,895

Debt to equity			8.31%	5.99%

The Company is bound by and has met all covenants, if any, on these credit facilities.

15.	Comparative Figures:

Certain prior period amounts have been reclassified to conform to the current period’s financial statement presentation.

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